For immediate release

 Mittal Steel Company declare quarterly dividend payment

Rotterdam, 17 August 2006 – Mittal Steel Company N.V. today announce interim dividend of US$ 0.125 per share. The cash dividend will be payable on 15 September 2006 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders (“European Shareholders”) of record on 4 September 2006, and to NYSE shareholders of record on 7 September 2006. The share will be traded ex-dividend starting 5 September 2006.

European Shareholders will receive US$ 0.125 per share in Euros, based on the ECB exchange rate of 1 September 2006, NYSE shareholders will receive US$ 0.125 per share, both payable from 15 September 2006 onwards. On payment of the cash dividend 25% dividend tax will be withheld.

The interim dividend will be payable from 15 September 2006 onwards by the paying Agents listed below:

Euronext Amsterdam stockholders: ABN AMRO BANK N.V. Gustav Mahlerlaan 10 Amsterdam The Netherlands	Euronext Brussels stockholders: Bank Degroof S.A. Nijverheidsstraat 44 BE – 1040 Brussels Belgium

Euronext Paris stockholders: Societé Generale SGSS/GIS 32 rue du Champ de Tir BP 81236 44312 Nantes France	Luxembourg Stock Exchange stockholders: Fortis Banque Luxembourg SA 50, avenue J.F. Kennedy L-2951 Luxembourg Luxembourg
Spanish Exchanges stockholders: Banco Bilbao Vizcaya Argentaria SA Via de los Poblados, s/n-4th Floor, 28033 Madrid, Spain	NYSE stockholders: Bank of New York 101 Barclay Street 22nd Floor West New York New York 10286 U.S.A.

About Arcelor Mittal

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.